SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2017

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the three and six months ended June 30, 2017 and 2016. This report is dated August 11, 2017 and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2016 and 2015, the Company’s Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml. Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net. As the Company has no operating project at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings. All amounts contained in this document are stated in Canadian dollars unless otherwise disclosed.

The interim condensed consolidated financial statements for the three and six months ended June 30, 2017 and the comparative periods ended June 30, 2016 have been prepared by the Company in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34)

Company Overview

Seabridge Gold Inc. is a company engaged in the acquisition and exploration of gold properties located in North America. The Company’s objective is to provide its shareholders with exceptional leverage to a rising gold price. The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own. The Company will either sell projects or participate in joint ventures towards production with major mining companies. During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Seabridge’s principal projects include the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia and the Courageous Lake property located in the Northwest Territories. in 2016, the Company acquired 100% of the common shares of SnipGold Corp. (“SnipGold”) and its 100% owned Iskut Project in British Columbia and, in the current quarter ended June 30, 2017, purchased 100% of Snowstorm Exploration LLC and its Snowstorm project in Nevada. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

Results of Operations

The Company incurred a $1.7 million net loss for the three months ended June 30, 2017 or $0.03 per share and a net loss of $3.5 million or $0.06 per share for the six months then ended and compares to a net loss of $1.9 million ($0.04 per share) and $4.4 million ($0.08 per share) in the respective comparative periods of 2016.

Corporate and administrative expenses, including stock-based compensation, were the most significant items contributing to losses in the current quarter and six-month periods ended June 30, 2017 and the comparative periods for 2016. Offsetting expenses in the current quarter were a gain realized on the disposition of mineral interest and other income reported for flow-through shares. In the comparative reporting periods, the expenses were mainly offset by other income reported for flow-through shares and gains on investments. These and other items are discussed further below.

For the three months ended June 30, 2017, corporate and administrative expenses increased to $2.9 million from $2.3 million in 2016, representing a 24% increase. The increase was mainly due to an increase in stock-based compensation which increased 53% from $1.0 million, in the comparative period of 2016, to $1.5 million in the current period. The current quarter expense of $1.5 million was largely a result of the grant date fair value of stock option expense of $1.3 million and the remainder related to the grant date fair value of restricted share units. The increase is mainly due to the effect of expensing the grant date fair value of a higher number of options over a shorter vesting period in the current versus the comparative period in 2016. Cash compensation also increased but only 7% and was mainly a result of a stronger US dollar in the current year versus the previous reporting period.

Similar increases were reported in the six-month period ending June 30, 2017 over the comparative period in 2016 with stock based compensation increasing from $2 million in 2016 to $3.6 million in the current year and cash compensation up by 12%. Cash compensation in the current year includes bonus compensation, based on the attainment of corporate objectives, earned at the beginning of the year by certain senior management personnel.

Corporate, non-project related staffing levels have remained consistent between the fiscal years. Cash compensation is not expected to vary significantly from current levels as no significant additions to staffing levels are anticipated. Stock-based compensation however, is expected to increase throughout 2017 as the remaining grant date fair value of stock options granted in 2016 is amortized over the estimated vesting period.

The Company’s stock-based compensation expenses related to stock options and restricted share units are illustrated on the following tables:

	Number of options	Exercise price ($)	Grant date fair value ($000's)	Expensed prior to 2015 ($000's)	Expensed in 2015 ($000's)	Expensed in 2016 ($000's)	Expensed in 2017 ($000's)	Remaining balance to be expensed ($000's)
Options granted (000's except number of options and exercise prices)
March 3, 2013	705,000	12.60	2,577	2,561	16	—	—	—
June 5, 2013	100,000	12.91	724	618	106	—	—	—
April 27, 2015	475,000	9.00	1,414	—	895	519	—	—
December 21, 2015	365,000	11.13	1,959	—	803	953	104	99
March 24, 2016	100,000	13.52	684	—	—	493	108	83
May 13, 2016	50,000	17.16	499	—	—	499	-	—
August 11, 2016	50,000	17.14	438	—	—	114	145	179
December 19, 2016	890,833	10.45	6,159	—	—	149	2,264	3,746
					1,820	2,727	2,621	4,107

RSUs granted (000’s except number of RSUs)	Number of RSYs	Grant date fair value ($000’s)	Expensed prior to 2015 ($000’s)	Cancelled in 2015 ($000’s)	Expensed in 2015 ($000’s)	Expensed in 2016 ($000’s)	Expensed in 2017 ($000’s)	Remaining balance to be expensed ($000's)
December 19, 2013	235,000	2,267	2,167	(24)	124	—	—	—
December 9, 2014	272,500	2,624	1,099	—	1,184	341	—	—
December 31, 2015	94,000	1,046	—	—	542	504	—	—
December 19, 2016	125,500	1,311	—	—	—	98	947	266
			3,266	(24)	1,850	943	947	266

Other corporate and administrative costs in the current quarter remained at levels comparable to the comparative quarter in 2016 and only marginally higher (8%) on a six-month, year-to-date basis. Some additional administrative costs have been incurred with the acquisition of SnipGold in June of 2016 that were not present in the comparative periods. Although the Company acquired Snowstorm Exploration LLC (discussed below) in the current quarter, the Company does not anticipate significant increases in general and administrative costs for the remainder of the year as it is a private company with negligible corporate and administrative burden.

In the current quarter IDM exercised its option to acquire the Red Mountain Project and the Company derecognized approximately $1.0 million of accrued reclamation liabilities. The Company released a reclamation deposit of $1.0 million into cash and according to underlying purchase agreements made a third-party payment of $0.3 million. The derecognition of the reclamation liability net with the third-party payment resulted in a $0.8 million gain on the statement of operations and comprehensive loss in the current quarter. In the previous quarter ended March 31, 2017, the Company disposed of its leasehold interest in the Castle Black Rock project and received 1,500,000 common shares of Columbus Gold Corp., with a fair value of $1.4 million as payment. All historical costs related to Castle Black Rock had been recovered or impaired in prior years and there was no carrying value recorded for the project at the time of receipt of the payment. The fair value of the common shares received was recorded first as a reversal of previous impairments to the project and the remainder as a gain on the disposition of mineral interests on the statement of operations and comprehensive loss. The Company did not dispose of any mineral interests in the first six months of 2016.

The Company recognized $1.2 million of other income in the current fiscal quarter and on a six-month year-to-date basis related to the flow-through share premium recorded on a financing completed in April 2017 (discussed below). In the comparative periods in 2016, the Company recognized other income of $1.1 million in the second quarter related to the flow-through share premium on a flow-through financing completed in May 2016, and on a six-month basis, based on a flow-through financing completed in 2015 and the May 2016 financing.

The Company holds investments in common shares of several mining companies that were received as consideration for optioned mineral properties, and other short-term investments, including one gold exchange traded receipt. These available for sale financial assets are recorded at fair value on the statements of financial position. In the six-month period ended June 30, 2017, the Company recognized a $0.7 million (2016 - $151,000) net gain on investments it holds. The gain is derived from the recognition of a gain on the disposition of one investment with a marginal net loss recorded on an investment in an associate, accounted for on the equity basis.

In the current quarter, the Company charged $0.4 million of rehabilitation costs to the statement of operations and comprehensive loss related to the remediation and closure planning of the Johnny Mountain Mine site contained within the Iskut property. Costs included site cleanup and work being performed on an updated closure plan and estimate of costs of the eventual closure. Additional costs will be incurred in 2017 and should an estimate of closure costs surpass the current provision, additional charges will be recorded on the statement of operations and comprehensive loss.

In the six months ended June 30, 2017, the Company recognized income tax expense of $0.6 million (2016 - $1.4 million) reflecting the increase in deferred tax liabilities arising from exploration expenditures, which are capitalized for accounting purposes but are renounced for tax purposes as well as current tax arising from the sale of non-core mineral interests. The renounced expenditures relate to the flow-through share issuance in April 2017. The tax expense is partially offset by the tax recovery resulting from the loss in the current six-month period. In the three months ended June 30, 2017, the Company recognized income tax expense of $0.4 million (2016 - $0.8 million) reflecting the current quarter’s capitalized versus renounced treatment of exploration expenditures. The tax expense is partially offset by the tax recovery resulting from the loss in the current three-month period.

Quarterly Information

Selected financial information for the last eight quarters ending June 30, 2017 is as follows:

(unaudited)

Quarterly operating results ($000's)	2nd Quarter Ended June 30, 2017	1st Quarter Ended March 31, 2017	4th Quarter Ended December 31, 2016	3rd Quarter Ended September 30, 2016
Revenue	—	—	—	—
Loss for period	(1,715)	(1,831)	(2,898)	(300)
Basic loss per share	(0.03)	(0.03)	(0.05)	(0.01)
Diluted loss per share	(0.03)	(0.03)	(0.05)	(0.01)

Quarterly operating results ($000's)	2nd Quarter Ended June 30, 2016	1st Quarter Ended March 31, 2016	4th Quarter Ended December 31, 2015	3rd Quarter Ended September 30, 2015
Revenue	—	—	—	—
Loss for period	(1,917)	(2,474)	(2,373)	(2,629)
Basic loss per share	(0.04)	(0.05)	(0.05)	(0.05)
Diluted loss per share	(0.04)	(0.05)	(0.05)	(0.05)

The current quarter is comparable to the previous seven quarters in 2016 and 2015 as the majority of the current and comparable losses comprised administrative expenses offset by varying income related to the flow through share premiums. In the third quarter of 2016, the Company recorded $2.7 million of other income related to flow-through shares versus approximately $1.6 million in the first two quarters and nil in the fourth quarter.

Mineral Interest Activities

During the first two quarters of 2017 the Company added an aggregate of $22.2 million of expenditures and acquisition costs that were attributed to mineral properties. Cash expenditures associated with KSM, Iskut and Courageous Lake amounted to $8.2 million. On June 7, 2017, the Company acquired 100% of the common shares of Snowstorm Exploration LLC. (“Snowstorm”) and its 100% owned Snowstorm Project. The purchase price and associated costs of the Snowstorm acquisition amounted to $14.30 million with $13.3 million ascribed to the fair value of the Company’s common shares and warrants issued and $1.0 million of cash expenditures. The total cost of the acquisition of $14.3 million has been allocated to the relative fair values of the assets acquired and liabilities assumed according to the following table:

Assets acquired ($000's)
Current assets	2
Mineral interests	13,988
Reclamation deposits	337
14,327

Consideration paid ($000's)
Share issuance	10,073
Warrants	3,275
Acquisition costs	979
14,327

The Company completed the acquisition by purchasing all of the outstanding shares of Snowstorm Exploration LLC, the private company in exchange for issuing 700,000 common shares and 500,000 common share purchase warrants exercisable for four years at $15.65 per share. In addition, Seabridge has agreed to pay the vendors (i) a conditional cash payment of US$2.5 million if exploration activities at Snowstorm result in defining a minimum of five million ounces of gold resources compliant with National Instrument 43-101; and (ii) a further cash payment of US$5.0 million on the delineation of an additional five million ounces of gold resources.

The Snowstorm property consists of 700 mining claims and 5,800 acres of fee lands The Company also staked an additional 260 claims totaling 5,200 acres that are contiguous to the claims purchased. The Snowstorm acquisition also includes an extensive package of data generated by previous operators. Although potential targets are hidden under Tertiary cover, the existing data supports the project’s significant exploration potential. Geological and geochemical evaluations of Snowstorm have documented hydrothermal alteration zones consistent with large Northern Nevada deposit types. Geophysical surveys have confirmed the structural settings which host large Northern Nevada deposit types. Limited drilling has demonstrated that some of the target areas are at a depth amenable to surface exploration and resource delineation. Snowstorm is contiguous and on strike with several large, successful gold producers. A limited exploration program approximating $1.1 million has been planned in 2017 at Snowstorm.

The other significant additions to mineral interests were the expenditures made at KSM and Iskut.

At the KSM Project, the Company incurred $5.1 million of costs in the first six months of 2017 while reporting the updated mineral resource estimate for Deep Kerr and while commencing and conducting the 2017 exploration and drilling program. The resource update represented an increase of 3.0 million ounces of gold and 2.1 billion pounds of copper over the previous estimate. The new inferred resource totals 1.92 billion tonnes grading 0.41% copper and 0.31 g/T gold (containing 19.0 million ounces of gold and 17.3 billion pounds of copper) constrained by conceptual block cave shapes. The 2016 exploration program confirmed continuity of mineralization in Deep Kerr over considerable distances south of the existing resource. The program also found the down plunge extension of Iron Cap's higher grade core and discovered a previously unknown deposit with initial gold and copper grades among the best found to date at KSM. The discovery was further evaluated in early 2017 and formed the basis for the plan for additional drilling now being conducted and will continue through to the fourth quarter of 2017.

In the current quarter, the Government of Canada issued to the Company a regulatory amendment to Schedule 2 of the Metal Mining Effluent Regulations (MMER) under the Fisheries Act for KSM. Receipt of this amendment represents a significant permitting milestone for KSM, equivalent in many ways to the Company’s receipt of environmental assessment approvals from the Provincial and Federal Governments in 2014. The regulatory amendment, which required a change in Canadian law, approves the construction of KSM’s TMF subject to strict bonding and fishery habit compensation requirements which were identified during the three year amendment review process. The TMF will store the project’s ore-processing by-products in order to minimize environmental impacts downstream.

The Company incurred $2.5 million of costs in the first six months of 2017 at its Iskut project both evaluating the results of the 2016 multi-pronged exploration program and commencing the 2017 exploration program based on the 2016 results. The 2016 evaluation resulted in the Company reporting that it had identified a prospective new porphyry copper-gold system with a potentially intact epithermal precious metals zone at its top that is now being drill tested.

Subsequent to the quarter ended June 30, 2017, the Company entered into an agreement with Colorado Resources Ltd. (“Colorado”) whereby Colorado agreed to purchase SnipGold’s 49% interest in the KSP Project. KSP adjoins the Iskut Project The transaction will result in Colorado owning a 100% interest in the KSP Project upon payment to the Company of $1.0 million in cash, 2,000,000 Colorado common shares and a 2% net smelter return (“NSR”) on the property. Half of the NSR can be repurchased at any time for $2.0 million. The Company obtained a 100% interest in the KSP Project as part of its acquisition of SnipGold Corp. in June, 2016. At the time of the SnipGold acquisition, the KSP Project was subject to an exploration earn-in agreement in favour of Colorado as operator. In May, 2017, Colorado announced that it had earned a 51% interest in KSP and outlined the 2017 exploration spending that would vest a further 29% interest.

In the first six months of 2017 the Company incurred $0.6 million of costs at Courageous Lake completing a relatively small geophysical survey and costs to maintain the project in good standing. Limited resources have been allocated to the project in recent years as the Company focused on advancing KSM and completing the exploration program at Iskut.

Liquidity and Capital Resources

The Company’s working capital position, at June 30, 2017, was $33.5 million, significantly up from $7.3 million at December 31, 2016. Cash and short-term deposits at June 30, 2017 totaled $32.0 million versus $7.8 million at December 31, 2016. Cash resources have increased mainly due to two financings completed in the current quarter raising gross proceeds of $37.7 million and further described below. The Company also incurred corporate and administrative costs and exploration and evaluation costs for KSM and Iskut and incurred costs for the acquisition of Snowstorm Exploration LLC.. Since December 31, 2016, the Company has also received $1.0 million upon the exercise of options and a net disposition of investments of $0.5 million.

As mentioned above, during the current quarter end, the Company closed two financings for gross proceeds of $37.7 million. The first financing was a public offering of 1,100,000 common shares at a price of $14.30 per common share raising gross proceeds of $15.7 million. The second was a financing whereby a syndicate of underwriters purchased 1,100,000 flow-through common shares at a price of $20.00 per flow-through common share for gross proceeds of $22 million. The Company has committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement will be December 31, 2017. At the time of issuance of the flow-through shares, a $7 million premium was recognized as a liability on the statement of financial position with the balance recorded as share capital. At each reporting period, as qualifying expenditures are incurred, the liability will be reduced on a proportionate basis and income will be recognized on the statement of operations and comprehensive loss. In the current quarter, based on qualifying expenditures incurred, $1.2 million was recognized through other income on the statement of operations and comprehensive loss.

During the current quarter, operating activities, including working capital adjustments, used $0.7 million compared to $0.5 million used by operating activities in the comparable quarter in 2016. On a six-month basis the $4.1 million was used in operating versus $1.2 million in 2016. The increase in the six-month basis was largely attributed to the $1.8 million payment made to Canadian tax authorities while filing the objection to an assessment further described below and environmental rehabilitation spending at the Johnny Mountain mine site. Operating activities in the near-term are not expected to deviate significantly from current levels. It is anticipated that mineral interest spending will increase significantly in the next two quarters as the Company is fully engaged in the exploration programs at KSM and Iskut.

In 2014 and 2015, the Company received $8.5 million related to the application for refund under the British Columbia Mineral Exploration Tax Credit program, for spending in 2010 and 2011. In 2016 the Company was informed that, upon completion of an audit of the expenditures related to the application by tax authorities, a portion has been categorized as not applicable to the recovery program and a $3.6 million re-assessment was delivered to the Company. In the current quarter, the Company filed an objection to the categorization of these costs and paid $1.8 million, required by tax authorities while the objection is being reviewed. It is anticipated that the objection will be reviewed at the end of 2017 or early 2018. The balance of the re-assessment is recorded within accounts payable and accrued liabilities on the statement of financial position as at June 30, 2017.

The Company will continue its objective of advancing its major gold projects, KSM and Courageous Lake, and to further explore the Iskut project, to either sell or enter into joint venture arrangements with major mining companies. The Company also continues to dispose of certain non-core mineral interest assets in Canada and the USA as well as various investments deemed no longer strategic to the Company.

Outlook

The Company has commenced its planned exploration programs at KSM and Iskut in the current quarter and work will be carried out throughout the third and fourth quarters of 2017.

At KSM exploration will concentrate on advancing the Iron Cap deposit. Drilling in 2016 confirmed the potential to extend the Lower Iron Cap deposit down plunge and encountered a new blind target with high grade gold and copper. The exploration plan for 2017 is to fill-out the down plunge extension of Lower Iron Cap and define the blind discovery.

At Iskut, plans continue for the drilling and evaluation of a target identified in 2016 that may be indicative of an intermediate to high sulfidation epithermal occurrence associated with a copper-gold porphyry intrusion and continue to refine targets throughout the project.

A ground geophysical survey over a limited area of the Courageous Lake project was completed in 2017 at Courageous Lake. The survey will be evaluated and assessed in the second half of 2017 but limited additional work will be carried out in the coming quarters as the Company focuses on KSM, Iskut and prospectively Snowstorm projects.

A small exploration study will be completed in the second half of 2017 at the newly acquired Snowstorm project.

The Company will also be continuing its objective of entering into a joint venture arrangement with a major mining partner for the KSM project on terms that are favourable to the Company.

Internal Controls Over Financial Reporting

The Company’s management under the supervision of the Chief Executive Officer and Chief Financial Officer are responsible for designing adequate internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining adequate internal controls over financial reporting. The control framework that has been used is Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Changes to Internal Controls Over Financial Reporting

There was no change in the Company’s internal controls over financial reporting that occurred during the period beginning on April 1, 2017 and ended on June 30, 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company's management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures as of June 30, 2017, are appropriately designed.

Since the December 31, 2016 evaluation, there have been no material changes to the Company’s disclosure controls and procedures.

Limitations of controls and procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Shares Issued and Outstanding

At August 11, 2017, the issued and outstanding common shares of the Company totaled 57,417,118. In addition, there were 3,406,923 stock options, 62,750 RSUs and 500,000 warrants outstanding. Assuming the conversion of all of these instruments outstanding, there would be 61,386,791 common shares issued and outstanding.

Related Party Transactions

During the six months ended June 30, 2017, other than compensation paid to key management personnel, a private company controlled by an officer was paid $100,200 (2016 -$96,000) for legal services rendered. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Changes in Accounting Standards Implemented or Not Yet Adopted

On January 19, 2016, the IASB issued Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12). The amendments apply retrospectively for annual periods beginning on or after January 1, 2017 and have been implemented as of that date. The amendments clarify that the existence of a deductible temporary difference depends only on a comparison of the carrying value of an asset and its tax base at the end of the reporting period. It is not affected by possible future changes in the carrying value or expected recovery of the asset. The amendments also clarify the methodology to be used to determine future taxable profits while assessing the utilization of deductible temporary differences. The implementation of this amendment did not have a material impact on the Company’s financial statements.

New standards and amendments to standards and interpretations that are relevant to the Company and effective for annual periods beginning on or after January 1, 2018, that have not been applied in preparing the June 30, 2017 interim condensed consolidated financial statements are:

IFRS 9, Financial instruments (“IFRS 9”) introduces new requirements for classification and measurement of financial assets, additional changes to financial liabilities and a new general hedge accounting standard. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company plans to apply IFRS 9 on the effective date.

IFRS 15, Revenue from contracts with customers (“IFRS 15”) will replace IAS 18 Revenue, IAS 11 Construction contracts, and some revenue-related interpretations. The new standard is effective for annual periods beginning on or after January 1, 2018. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue at either a point in time or over time. The model features a five-step analysis of transactions to determine when and how much revenue should be recognized. New estimates and judgmental thresholds were introduced, which may affect the amount and/or timing of revenue recognized. Given the Company is in the exploration stage and has no foreseeable source of revenue, and while the Company is still completing its analysis of the impact of adopting IFRS 15, the Company does not expect the standard will have a material impact on the financial statements upon adoption.

IFRS 16, Leases (“IFRS 16”) will replace IAS 17 Leases. The new standard requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted, provided the new revenue standard, IFRS 15 has been applied or is applied at the same date as IFRS 16. The Company plans to apply IFRS 16 on the effective date. The Company does not expect the standard will have a material impact on the financial statements. The Company will evaluate the impact of the changes to its financial statements based on the characteristics of any leases in place before and at the time of adoption.

IFRS 2 Share-based payments amendments (“Amendments to IFRS 2”). The Amendments to IFRS 2 clarify the classification and measurement of share-based payments for cash-settled share-based payment transactions or for share-based payment transactions with net settlement features for withholding tax obligations or for any modifications to the terms and conditions of a share-based payment transaction that changes its classification from cash-settled to equity-settled. The effective date of the amendments is January 1, 2018 and the Company intends to adopt the amendments on the effective date. The Company does not expect the amendments to have a material impact on the financial statements based on current stock-based payment practices but will continue to evaluate the amendments based on any changes to settlement practices.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration expenditures, the value of stock-based compensation, asset retirement obligations and deferred income tax. All of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders. The Company used historical data to determine volatility. However, the future volatility is uncertain.

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

The provision for asset retirement obligations is the best estimate of the present value of the future costs of reclaiming the environment that has been subject to disturbance through exploration activities or historical mining activities. The Company uses assumptions and evaluates technical conditions for each project that have inherent uncertainties, including changes to laws and practices and to changes in the status of the site from time-to-time. The timing and cost of the rehabilitation is also subject to uncertainty. These changes, if any, are recorded on the statement of financial position as incurred.

The Company has net assets in Canada and the United States and files corporate tax returns in each. Deferred tax liabilities are estimated for tax that may become payable in the future. Future payments could be materially different from our estimated deferred tax liabilities. We have deferred tax assets related to non-capital losses and other deductible temporary differences. Deferred tax assets are only recognized to the degree that it shelters tax liabilities or when it is probable that we will have enough taxable income in the future to recover them.

Risks and Uncertainties

The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

Forward Looking Statements

The consolidated financial statements and management’s discussion and analysis contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.